EXHIBIT 99.3

                             CONTROLS AND PROCEDURES

The Company's management, including the Chief Executive Officer and Chief Financial Officer conducted an evaluation of the Company's disclosure controls and procedures as of a date within 90 days of the filing of this report on Form 10-QSB. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have determined that such controls and procedures are designed to ensure that material information relating to the Company, is made known to them, particularly during the period in which this Form 10-QSB was being prepared. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.